December 3, 2024

Daniel Nelson
Chief Executive Officer
Signing Day Sports, Inc.
8355 East Hartford Rd., Suite 100
Scottsdale, AZ 85255

       Re: Signing Day Sports, Inc.
           Registration Statement on Form S-3
           Filed December 2, 2024
           File No. 333-283559
Dear Daniel Nelson:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeff Kauten at 202-551-3447 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Louis Bevilacqua, Esq.